AQUILA ROCKY MOUNTAIN EQUITY FUND

SUMMARY PROSPECTUS

April 30, 2010

Tickers:	Class A – ROCAX	Class C – ROCCX
	Class I – ROCIX	Class Y – ROCYX

This summary prospectus is designed to provide investors with key Fund information in a clear and concise format. Before you invest, you may want to review the Fund's complete Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the Fund online at www.aquilafunds.com/literature.html. You can also get this information at no cost by calling 800-437-1020 (toll-free) or by sending an e-mail request to info@aquilafunds.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Prospectus and other information will also be available from your financial intermediary. The Fund's Prospectus and Statement of Additional Information, both dated April 30, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.

Investment Objective

The Fund’s objective is capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your immediate family invest, or agree to invest in the future, at least $25,000 in the Fund or in other funds in the Aquila Group of Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "Alternative Purchase Plans” on page 14 of the Fund's Prospectus, "What are the sales charges for purchases of Class A Shares” on page 15 of the Prospectus and "Reduced Sales Charges for Certain Purchases of Class A Shares” on page 17 of the Prospectus.

Shareholder Fees (fees paid directly from your investment)

	Class A Shares	Class C Shares	Class I Shares	Class Y Shares

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None

Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of redemption value or purchase price)	None	1.00%	None	None

Redemption Fees (as a percentage of amount redeemed)	None	None	2.00%	2.00%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.50%	1.50%	1.50%	1.50%

Distribution (12b-1) Fee	0.25%	0.75%	0.15%	None

Other Expenses	3.04%	3.29%	2.82%	3.04%

Total Annual Fund Operating Expenses	4.79%	5.54%	4.47%	4.54%

Total Fee Waivers and/or Reimbursement(1)	3.29%	3.29%	3.29%	3.29%

Total Annual Fund Operating Expenses After Waivers and Reimbursements(1)	1.50%	2.25%	1.18%	1.25%

(1) The Manager has contractually undertaken to waive fees and/or reimburse Fund expenses during the period January 1, 2010 through April 30, 2011 so that total Fund expenses will not exceed 1.50% for Class A Shares, 2.25% for Class C Shares, 1.18% for Class I Shares and 1.25% for Class Y Shares.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Six years after the date of purchase, Class C Shares automatically convert to Class A Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class A Shares	$571	$1,523	$2,478	$4,884
Class C Shares	$328	$1,360	$2,481	$4,960
Class I Shares	$120	$1,053	$1,996	$4,398
Class Y Shares	$127	$1,074	$2,029	$4,455

You would pay the following expenses if you did not redeem your Class C Shares:

Class C Shares	$228	$1,360	$2,481	$4,960

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 2.51% of the average value of its portfolio.

Principal Investment Strategies

We call the general area consisting of Colorado, Arizona, Idaho, Montana, Nevada, New Mexico, Utah and Wyoming the “Rocky Mountain Region.” The Fund seeks to achieve its objective by investing primarily in equity securities of companies (“Rocky Mountain Companies”) having a significant business presence in the Rocky Mountain Region. These are companies (i) whose principal executive offices are located in the Rocky Mountain Region, (ii) which have more than 50% of their assets located in the Rocky Mountain Region or (iii) which derive more than 50% of their revenues or profits from the Rocky Mountain Region. Under normal circumstances the Fund will invest at least 80% of its net assets in equity securities issued by Rocky Mountain Companies. In addition to common stocks, equity securities can include preferred stock and convertible fixed-income securities. In general, the Manager follows a combination of value and growth disciplines in investing, focusing on small and mid-cap companies.  This is sometimes known as growth at a reasonable price or GARP investing.

Principal Risks

Loss of money is a risk of investing in the Fund.

There are two types of risk generally associated with owning equity securities: market risk and financial risk. Market risk is the risk associated with the movement of the stock market in general. Financial risk is associated with the financial condition and profitability of the underlying company. Smaller companies may experience different growth rates and higher failure rates than those of larger companies having longer operating histories.

The Fund invests in companies varying widely in market capitalization, reflecting the different sizes of companies doing business in the Rocky Mountain Region. Although the Fund may invest in large capitalization companies, it is anticipated that the companies represented in the Fund’s portfolio will be primarily those having market capitalization of middle to smaller size which the Manager believes offer the potential of capital appreciation due to their overall characteristics. These companies are comparatively less well known and may have less trading in their shares than larger companies. The prices of securities of such companies may be more volatile than the prices of securities of issuers which are more mature and have larger capitalizations and whose securities are more actively traded.

Convertible fixed-income investments are subject to interest rate and credit risks.

Because the Fund will invest most, and may invest all, of its assets in Rocky Mountain Companies, it may have less diversification and may experience greater volatility than funds without this investment policy. Furthermore, the Fund’s assets are subject to economic and other conditions affecting the various states which comprise the Rocky Mountain Region. The current recession has had particularly severe impacts in Nevada, Arizona and Colorado which have experienced continued high unemployment, reduced business activity and a depressed real estate market. The economic downturn has affected all of the Rocky Mountain States and could adversely affect the Fund’s performance.

Investment in the Fund is not a deposit in any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for the designated periods compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at www.aquilafunds.com or by calling 800-437-1020 (toll-free).

[Bar Chart]
Annual Total Returns – Class Y Shares
2000-2009

40%                           40.90
                              XXXX
36%                           XXXX
                              XXXX
32%                           XXXX                                       30.94
                              XXXX                                       XXXX
28%                           XXXX                                       XXXX
                              XXXX                                       XXXX
24%                           XXXX                                       XXXX
                              XXXX                                       XXXX
20%                           XXXX                                       XXXX
                              XXXX                                       XXXX
16%                           XXXX                                       XXXX
                              XXXX                                       XXXX
12%                           XXXX   12.36                               XXXX
                              XXXX   XXXX          11.80                 XXXX
 8%            7.97           XXXX   XXXX          XXXX                  XXXX
               XXXX           XXXX   XXXX   5.73   XXXX                  XXXX
 4%            XXXX           XXXX   XXXX   XXXX   XXXX                  XXXX
               XXXX           XXXX   XXXX   XXXX   XXXX                  XXXX
 0%            XXXX           XXXX   XXXX   XXXX   XXXX                  XXXX
       -0.25                                              -1.07   XXXX
-4%     XXXX         XXXX                                         XXXX
                     XXXX                                         XXXX
-8%                  XXXX                                         XXXX
                     XXXX                                         XXXX
-10                  XXXX                                         XXXX
                     XXXX                                         XXXX
-12                  XXXX                                         XXXX
                     XXXX                                         XXXX
-14                  XXXX                                         XXXX
                   -15.20                                         XXXX
-20%                                                              XXXX
                                                                  XXXX
-30%                                                              XXXX
                                                                  XXXX
-40%                                                            -40.90

        2000  2001   2002     2003   2004   2005   2006    2007   2008   2009
Calendar Years

During the period shown in the bar chart, the highest return for a quarter was 20.41% (quarter ended June 30, 2009) and the lowest return for a quarter was -24.90% (quarter ended December 31, 2008).

	Average Annual Total Returns for the Periods Ended December 31, 2009
	1 Year	5 Years	10 Years
Class Returns Before Taxes:
Class A	25.07%	(3.08)%	2.01%
Class C	28.67%	(2.96)%	1.70%
Class I	31.08%	N/A%	(4.33)% since Class I inception 12/1/05
Class Y	30.94%	(1.98)%	2.73%
Class Y Returns After Taxes:
On Distributions	30.94%	(2.21)%	2.56%
On Distributions and Redemption	20.11%	(1.63)%	2.36%
Russell 2000 Index (1)	27.17%	0.51%	3.51%

(1) This index is unmanaged and does not reflect deductions for fund operating expenses or sales charges.

These returns are calculated using the highest individual Federal income and capital gains tax rates in effect at the time of each distribution and redemption, but do not reflect state and local taxes. Actual after-tax returns will depend on your specific situation and may differ from those shown.  The after-tax returns shown will be irrelevant to investors owning shares through tax-deferred accounts, such as IRAs or 401(k) plans.  The total returns reflect reinvestment of dividends and distributions.

Management

Investment Adviser

Aquila Investment Management LLC

Portfolio Manager -- Barbara Walchli, C.F.A., has acted as portfolio manager for the Fund since July, 1999, when she joined the Manager.

Purchase and Sale of Fund Shares

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange Class A Shares or Class C shares either through a financial advisor or directly from the Fund. The minimum initial purchase into the Fund is $1,000, and $50 if an automatic investment program is established. There is no minimum for subsequent investments.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income or capital gains.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Fund and its distributor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment. Ask your financial advisor or visit your financial intermediary's website for more information.